STATEMENTS OF CHANGES IN MEMBER'S EQUITY

YEARS ENDED DECEMBER 31, 2018 and 2017

BALANCE - JANUARY 1, 2017	$	46,830
NET LOSS		(80,162)
MEMBER CONTRIBUTIONS		86,500
BALANCE - DECEMBER 31, 2017		53,168
NET LOSS		(82,523)
MEMBER CONTRIBUTIONS		83,096
BALANCE - DECEMBER 31, 2018	$	53,741

The accompanying notes are an integral part of these financial statements.